Mail Stop 3561

February 1, 2007

Dr. Kurt Bock
Chief Financial Officer
BASF Aktiengesellschaft
Carl Bosch Strasse 38
67056 Ludwigshafen
Deutschland

> **Re:** **BASF Aktiengesellschaft**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 1-15050**

Dear Dr. Bock:

We have reviewed your response letter dated January 17, 2007 and have the following additional comments.

Item 18. Financial Statements, page F-1

Note 1. Summary of accounting policies, page F-8
Note. 3 Effects of conversion to IFRS, page F-21

1. We note your response to comment 6 in our letter dated December 22, 2006 that you will continue to make an explicit and unreserved statement of compliance with IFRS as adopted by the European Union. It is possible for a company to apply accounting standards as adopted by the European Union in a manner that does not fully comply with IFRS adopted by the IASB. See IAS 1, paragraph 11. As such, when you include an explicit and unreserved statement of your compliance with IFRS as adopted by the European Union, please also clearly state that there would be no difference had you applied IFRS as issued by the IASB.

Note 7. Other operating income, page F-35

2. We note your response to our prior comment 7 regarding the existing disclosure of your accounting policies for the valuation of your accounts receivable. The reversal of the valuation allowances and other miscellaneous items appear to have represented over 5% of your net income for the years presented. In future filings

please expand your disclosure to explain why the reason for the write down no longer exists for significant reversals recognized in income.

*   *   *

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response.   Please submit your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any questions.

Sincerely yours,

Michael Moran
Branch Chief